Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

July 25, 2013

Re:	ABB Ltd
Form 20-F for the fiscal year ended December 31, 2012
Filed March 14, 2013
File No. 001-16429

Dear Mr. Cascio:

We are writing in response to your follow-up letter dated July 2, 2013, seeking clarification of our letter dated June 7, 2013, in connection with your comments on the above-mentioned filing. For your ease of reference, we have set out below each of your comments in bold and italics, followed by our responses.

Financial Statements

1. Consolidated Income Statements, page F-5

We note your response to our prior comment 2. However, we note that the term “earnings before interest and taxes” is a non-GAAP measure defined in Item 10(e) of Regulation S-K. Further, that guidance states that non-GAAP measures should not be presented on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes. In addition, we note that the amounts you present in that caption are not consistent with the “earnings before interest and taxes” as that term is defined, since the amounts exclude interest, taxes and other items such as dividend income and finance expense. This would be more typical to an operating income presentation. Please revise your consolidated statement of income in future filings to remove the “earnings before interest and taxes” caption. Instead, you may present the caption Income (loss) from operations that reflect all amounts relating to your operations.

We confirm that we will revise future filings and will use the caption “Income from operations” in our Consolidated Income Statements instead of “Earnings before interest and taxes”.

2. Note 23 – Operating Segment and geographic data, page F-83

We note that you will revise certain segment disclosures and reconciliations on pages 46 to 70 under Performance Measures and in Note 23 in response to our prior comments 1 and 3. Please provide us with a sample draft of your proposed revisions so that we can better understand your proposed changes to future filings.

In Attachment 1, we have provided an example of our proposed changes to future filings with respect to Performance Measures disclosure (as previously included on page 46), our proposed disclosure in the section previously entitled “Earnings before interest and taxes” on pages 55/56 (now “Income from operations”, in line with your comment above) and an illustration for one operating segment (Power Systems) of our proposed amended disclosure to be applied to each of our segments. In Attachment 2, we have provided an example of our proposed revised disclosure (in future filings) of our Operating segment and geographic data as disclosed in Note 23. In both Attachment 1 and 2, we have used the data contained in the March 14, 2013 filing for illustrative purposes.

Attachment 1 commentary:

Consistent with our proposed revised future disclosure in Note 23 to our financial statements, we have deleted references to (i) Operational revenues and (ii) Operational EBITDA as a percentage of Operational revenues (Operational EBITDA margin).

Recognizing the future change in the Consolidated Income Statements’ caption “Earnings before interest and taxes”, in Comment 1 above, we will update the text to “Income from operations” on pages 55/56 and in our illustration of our proposed amended disclosure for the operating segments. In the discussion on pages 55/56, we will also remove discussion of EBIT margin in future filings.

Attachment 2 commentary:

As we noted in our letter of June 7, 2013, certain of the information contained in our reconciliations in Note 23 is additional to the requirements of ASC 280-10-50 and may be more appropriately disclosed, as needed, outside of our consolidated financial statements. We have therefore eliminated what we consider to be “additional information”. For example, we do not believe our disclosures and reconciliations related specifically to Operational revenues are required under ASC 280-10-50 and in future filings we will remove these additional disclosures, along with the disclosure of the segment margin percentage.

Under ASC 280-10-50 a reconciliation (to our reported income from continuing operations before taxes) is only required at the consolidated financial statement level and not at the individual segment level. We will therefore in future filings present this reconciliation in the format in Attachment 2.

If you have any further questions in respect of our responses, we would be pleased to provide additional information you may require.

Sincerely,
ABB Ltd

/s/ Eric Elzvik	/s/ Richard A. Brown
Executive Vice President and	Group Senior Vice President and
Chief Financial Officer	Chief Counsel Corporate & Finance

ATTACHMENT 1

PERFORMANCE MEASURES

We evaluate the performance of our divisions primarily based on orders received, revenues and Operational EBITDA.

Operational EBITDA represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

See “Note 23 Operating segment and geographic data” to our Consolidated Financial Statements for a reconciliation of the total consolidated Operational EBITDA to income from continuing operations before taxes.

……………………………………………..

Income from operations

				% Change
($ in millions)	2012	2011	2010	2012	2011
Power Products	1,328	1,476	1,636	(10)%	(10)%
Power Systems	7	548	114	(99)%	381%
Discrete Automation and Motion	1,469	1,294	911	14%	42%
Low Voltage Products	856	904	788	(5)%	15%
Process Automation	912	963	759	(5)%	27%
Operating divisions	4,572	5,185	4,208	(12)%	23%
Corporate and Other	(516)	(538)	(402)	(4)%	(34)%
Intersegment elimination	2	20	12
Total	4,058	4,667	3,818	(13)%	22%

In 2012 and 2011, changes in income from operations were a result of the factors discussed above and in the divisional analysis below.

……………………………………………..

Divisional analysis

Power Systems

The financial results of our Power Systems division were as follows:

				% Change
($ in millions)	2012	2011	2010	2012	2011
Orders	7,973	9,278	7,896	(14)%	18%
Order backlog at December 31,	12,107	11,570	10,929	5%	6%
Revenues	7,852	8,101	6,786	(3)%	19%
Income from operations	7	548	114	(99)%	381%
Operational EBITDA	290	743	304	(61)%	144%

Orders

Order intake in 2012 decreased 14 percent (10 percent in local currencies) mainly due to a lower volume of large orders compared with 2011, which had included a $1 billion offshore wind farm order in Germany and an Ultrahigh Voltage Direct Current (UHVDC) power transmission order in India of around $900 million. The level of base orders was slightly lower than 2011, with decreases in all businesses except Network Management where software orders increased. Power infrastructure spending was restrained due to economic uncertainties, especially in some mature economies with high debt levels. Transmission utilities continue to invest selectively, with emerging markets focusing on capacity addition and mature markets mainly on grid upgrades. Large orders secured in 2012 included a $260 million converter station upgrade from the U.S. to improve power reliability in Oregon, a $170 million contract for a power link between an oil and gas field in the North Sea and the Norwegian grid, and multiple power infrastructure-related orders in Saudi Arabia and Iraq with a combined value of around $700 million.

Continued pricing pressure in some of our key geographical markets negatively impacted the order intake in 2012 as in 2011. Mincom (an Australia-based software company specializing in solutions for mining and other asset-intensive industries, acquired in the third quarter of 2011) contributed $137 million to orders in 2012, compared with $47 million in 2011. There was marginal order contribution in 2012 from Tropos Networks Inc. (a U.S.-based company offering wireless mesh communication technology solutions) acquired in the third quarter of 2012.

Order intake in 2011 increased 18 percent (12 percent in local currencies) with growth in both large and base orders. Customers in emerging countries continued to invest in infrastructure development and new capacity, while mature markets focused on grid upgrades and the integration of renewable energy sources. Demand for power solutions to support industrial growth and distribution networks also contributed to the growth. Large orders secured in 2011 included a HVDC Light® transmission link to connect offshore North Sea wind farms to the German mainland grid with a value of approximately $1 billion, and another HVDC Light® power transmission link between Norway and Denmark, with a value of approximately $180 million. Large orders in 2011 also included an UHVDC transmission order from India to supply hydropower across 1,700 kilometers, with a value of around $900 million.

The geographic distribution of orders for our Power Systems division was as follows:

(in %)	2012	2011	2010
Europe	30	40	47
The Americas	31	17	14
Asia	18	27	15
Middle East and Africa	21	16	24
Total	100	100	100

In 2012, the Americas was the largest region in terms of order intake, attributable to strong order growth in the U.S., Canada and Brazil. The order share of Europe decreased in 2012 compared with 2011, reflecting the $1 billion order in Germany booked in 2011. Growth in the MEA region was mainly driven by large orders in Saudi Arabia and Iraq. Asia’s share of orders in 2012 was lower than in the previous year, mainly due to a lower level of large orders from India, where the $900 million order was booked in 2011.

In 2011, Europe was the largest region in terms of order intake. As in 2010, the strong political commitment in Europe to increase the share of renewables in the energy mix contributed to order growth. We saw a substantial growth in orders from Asia in 2011, mainly on the timing of large order awards from India. The share of orders from the Americas increased in 2011, driven by the United States, Canada and Brazil. The 2011 order share from the MEA region decreased in 2011, due to the timing of large order awards, combined with increased competitiveness and pricing pressure.

Order backlog

Order backlog at December 31, 2012, reached a record level of $12,107 million, corresponding to an increase of 5 percent (2 percent in local currencies) compared with 2011.

Order backlog at December 31, 2011, increased 6 percent (11 percent in local currencies) to $11,570 million. Whereas the share of large orders in our order backlog remained fairly consistent, we had an increased proportion of large projects with more than 2 years execution time in the mix.

Revenues

Revenues in 2012 decreased 3 percent (increased 2 percent in local currencies), mainly reflecting the scheduled execution of our order backlog. Lower revenues in the Power Generation business could not be fully offset by revenue growth in our Network Management business. Revenues in Grid Systems and Substations were marginally down in U.S. dollar terms, but showed a small increase in local currencies. Revenues in 2012 included $138 million from Mincom.

Revenues in 2011 increased 19 percent (14 percent in local currencies). Among our businesses, the revenue growth was led by Grid Systems, reflecting the strong order backlog at the beginning of the year. Revenue growth in Power Generation resulted from a substantial order backlog and a higher book and bill ratio in 2011 than in 2010 (orders that can be converted to revenues within the same calendar year). A revenue increase in Network Management was helped by the software businesses acquired in 2011 and 2010. Revenues in 2011 included $47 million from Mincom since the date of acquisition.

The geographic distribution of revenues for the Power Systems division was as follows:

(in %)	2012	2011	2010
Europe	40	40	34
The Americas	19	20	21
Asia	19	18	17
Middle East and Africa	22	22	28
Total	100	100	100

The regional distribution of revenues reflects the geographical end-user markets of the projects we are executing, and consequently varies with time. In 2012, Europe remained the largest region in terms of revenues, partly reflecting the execution of offshore wind projects. The share of revenues from MEA was stable, despite a minor revenue decline in the region compared to 2011, caused by a revenue decrease in the United Arab Emirates and Qatar which could only partly be compensated by growth in Saudi Arabia and Iraq. Revenues grew in Asia, mainly driven by Australia, while the Americas saw a drop due to the timing of execution of some projects in Brazil.

In 2011, the share of revenues from Europe, the largest region for the division, increased. Revenues from MEA, the second largest region, were lower, reflecting scheduled project execution. Revenues grew in the Americas, mainly driven by Brazil, while the revenue growth from Asia was led by Australia and India.

Income from operations

In 2012, income from operations decreased to $7 million. Income from operations was negatively impacted by the  execution of lower margin projects from the order backlog, as well as charges totaling approximately $350 million relating to a repositioning of the Power Systems division (announced in December 2012) to secure higher and more consistent future profitability. The $350 million included charges totaling approximately $100 million related to certain impairments and restructuring-related activities in connection with the closure of low value-adding contracting operations in a number of countries. However, overall, restructuring-related expenses in 2012 of $52 million were marginally lower than the amount recorded in 2011. An increase in sales expenses, as well as research and development spending, related mainly to the acquisitions of Mincom and Tropos Networks Inc. In addition to the impact from acquisitions, sales expenses were also affected by increased tender activity. General and administrative expenses in 2012 remained approximately on the same level as in 2011. The impact from lower prices on past orders, now flowing through to revenues, was mitigated by cost savings from supply chain management and operational excellence activities. Income from operations was also impacted by higher depreciation and amortization expenses of $174 million in 2012, compared to $144 million in 2011, mainly resulting from additional depreciation from the Mincom acquisition.

In 2011, income from operations increased to $548 million. The increase in 2011 was the result of higher revenues, the non-recurrence of project-related charges in the cables business, as well as successful claims management. Sales expenses, as well as general and administrative expenses, increased mainly following the acquisitions of Ventyx and Mincom. The increase in sales expenses also reflected higher doubtful debt provisions than in 2010. Higher research and development spending, as well as the impact from lower prices on past orders now flowing through to revenues, were largely offset by cost savings. In addition, income from operations was impacted by higher depreciation and amortization expenses of $144 million in 2011, compared to $84 million in 2010, mainly resulting from the Ventyx and Mincom acquisitions. This negative impact was offset by a positive contribution from FX/commodity derivative timing differences of $3 million in 2011 compared to a negative impact of $58 million in 2010. Restructuring-related expenses were $54 million in 2011 compared to $48 million in 2010.

Operational EBITDA

The reconciliation of income from operations to Operational EBITDA for the Power Systems division was as follows:

($ in millions)	2012	2011	2010
Income from operations	7	548	114
Depreciation and amortization	174	144	84
Restructuring and restructuring-related expenses	52	54	48
Acquisition-related expenses and certain non-operational items	70	—	—
FX/commodity timing differences in income from operations	(13)	(3)	58
Operational EBITDA	290	743	304

In 2012, Operational EBITDA decreased 61 percent (57 percent in local currencies). The change was due to the items affecting income from operations described in the section above and the impact of excluding the items listed in the reconciliation table above. In 2012, the amounts included in acquisition-related expenses and certain non-operational items related primarily to certain asset impairments in connection with the repositioning of the division.

In 2011, Operational EBITDA increased 144 percent (132 percent in local currencies). The change was due to the items affecting income from operations, described in the section above, adjusted for the items listed in the reconciliation table above.

Fiscal year 2013 outlook

Fundamental market drivers for the Power Systems division remain intact; these include power infrastructure investments in emerging markets to add capacity, aging infrastructure upgrades in mature markets, a focus on renewables, energy efficiency, and the development of more reliable, flexible and smarter grids. There is, however, uncertainty in terms of timing of investments, stemming from continued macroeconomic challenges in several economies, as well as execution risks surrounding the repositioning of the division.

ATTACHMENT 2

Note 23—Operating segment and geographic data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products:  manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems:  designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion:  manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products:  manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation:  develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Corporate and Other:  includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, and acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes, as well as depreciation and amortization, capital expenditures and total assets for 2012, 2011 and 2010.

	2012
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Power Products	8,987	1,730	10,717
Power Systems	7,575	277	7,852
Discrete Automation and Motion	8,480	925	9,405
Low Voltage Products	6,276	362	6,638
Process Automation	7,946	210	8,156
Corporate and Other	72	1,505	1,577
Intersegment elimination	—	(5,009)	(5,009)
Consolidated	39,336	—	39,336

	2011
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Power Products	9,028	1,841	10,869
Power Systems	7,833	268	8,101
Discrete Automation and Motion	8,047	759	8,806
Low Voltage Products	4,953	351	5,304
Process Automation	8,078	222	8,300
Corporate and Other	51	1,508	1,559
Intersegment elimination	—	(4,949)	(4,949)
Consolidated	37,990	—	37,990

	2010
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Power Products	8,486	1,713	10,199
Power Systems	6,590	196	6,786
Discrete Automation and Motion	4,978	639	5,617
Low Voltage Products	4,263	291	4,554
Process Automation	7,209	223	7,432
Corporate and Other	63	1,468	1,531
Intersegment elimination	—	(4,530)	(4,530)
Consolidated	31,589	—	31,589

($ in millions)	2012	2011	2010
Operational EBITDA:
Power Products	1,585	1,782	1,861
Power Systems	290	743	304
Discrete Automation and Motion	1,735	1,664	1,026
Low Voltage Products	1,219	1,059	926
Process Automation	1,003	1,028	925
Corporate and Other and Intersegment elimination	(277)	(262)	(218)
Consolidated Operational EBITDA	5,555	6,014	4,824
Depreciation and amortization	(1,182)	(995)	(702)
Restructuring and restructuring-related expenses	(180)	(164)	(213)
Acquisition-related expenses and certain non-operational items	(199)	(107)	—
Foreign exchange/commodity timing differences in income from operations
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	135	(158)	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(28)	(32)	(9)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(43)	109	(79)
Income from operations	4,058	4,667	3,818
Interest and dividend income	73	90	95
Interest and other finance expense	(293)	(207)	(173)
Income from continuing operations before taxes	3,838	4,550	3,740

	Depreciation and amortization			Capital expenditure(1)			Total assets(1)
($ in millions)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Power Products	209	200	177	259	192	200	7,701	7,355	7,205
Power Systems	174	144	84	194	136	119	8,083	7,469	6,039
Discrete Automation and Motion	263	251	78	197	202	98	9,416	9,195	3,696
Low Voltage Products	250	116	105	208	149	100	9,534	3,333	2,899
Process Automation	82	83	76	91	72	76	4,847	4,777	4,728
Corporate and Other	204	201	182	344	270	247	9,489	7,519	11,728
Consolidated	1,182	995	702	1,293	1,021	840	49,070	39,648	36,295

(1)                 Capital expenditure and Total assets are after intersegment eliminations and therefore refer to third-party activities only.

Geographic information

Geographic information for revenues and long-lived assets is as follows:

	Revenues			Long-lived assets at December 31,
($ in millions)	2012	2011	2010	2012	2011
Europe	14,073	14,657	12,378	3,543	3,067
The Americas	10,699	9,043	6,213	1,347	829
Asia	10,750	10,136	8,872	883	862
Middle East and Africa	3,814	4,154	4,126	174	164
	39,336	37,990	31,589	5,947	4,922

Revenues by geography reflect the location of the customer. Approximately 17 percent, 14 percent and 10 percent of the Company’s total revenues in 2012, 2011 and 2010, respectively, came from customers in the United States. Approximately 12 percent, 13 percent and 14 percent of the Company’s total revenues in 2012, 2011 and 2010, respectively, were generated from customers in China. In 2012, 2011, and 2010, more than 98 percent of the Company’s total revenues were generated from customers outside Switzerland.

Long-lived assets represent “Property, plant and equipment, net” and are shown by location of the assets. At December 31, 2012, approximately 17 percent of the Company’s long-lived assets were located in each of Switzerland and the United States. At December 31, 2011, approximately 19 percent and 13 percent of the Company’s long-lived assets were located in Switzerland and Sweden, respectively.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

At December 31, 2012, approximately 49 percent of the Company’s employees are subject to collective bargaining agreements in various countries. Approximately half of these agreements will expire in 2013. Collective bargaining agreements are subject to various regulatory requirements and are renegotiated on a regular basis in the normal course of business.